SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 333-106144

                           NOTIFICATION OF LATE FILING

|_| Form 10-K         |_| Form 11-K      |_| Form 20-F          |X| Form 10-Q
|_| Form N-SAR

                       For Period Ended: December 31, 2006

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                        Woize International Ltd.
Former name if applicable
Address of principal executive office          1 Kingsway
City, state and zip code                       London WC2B 6FX, United Kingdom



                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


                 |(a) The reasons described in reasonable detail in Part III | of this form could not be eliminated without
                 |     unreasonable effort or expense;
                 |(b) The subject annual report, semi-annual report, | transition report on Form 10-K, 20-F, 11-K or Form
     |X| | 10-Q, or portion thereof will be filed on or before the | 15th calendar day following the prescribed due date; or | the subject quarterly report or transition report on
                 | Form 10-Q, or portion thereof will be filed on or | before the fifth calendar day following the prescribed
                 |      due date; and
                 |(c)  The accountant's statement or other exhibit required by
                 |     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Anders Halldin                                       44 (0) 20 71016560
   ---------------                                      ------------------
        (Name)                                          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that the unaudited interim consolidated financial statements for the nine month period ended December 31, 2006 will show a net loss of approximately $1.3m on revenues of approximately $130,000. This compares to a loss in the nine month period ended December 31, 2005 of $327,988 on revenues of $164,931. The general increase in our loss is in line with our business planning and results from increased business activity as we grow operations, ahead of substantive commercial sales occurring. We also expect that our unaudited financial statements will show a substantial increase in our investment in software development costs, which we capitalize in the balance sheet, to approximately $1.2m from the amount of $602,717 which was included in our balance sheet at March 31, 2006, illustrating our ongoing investment in the development of our technology.

                             Woize International Ltd
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2007               By:/s/ Anders Halldin
                                      ---------------------
                                      Anders Halldin
                                      Chief Executive Officer